SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 22, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

     On June 22, 2009, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing its agreement to acquire four new build Capesize vessels. Navios Holdings also announced the amendment of the terms of existing agreements for three new build Capesize vessels. The purchase price for the four new vessels will be approximately $324.5 million. A portion of the purchase of all seven vessels will be funded through the issuance of $165.22 million of mandatorily convertible preferred stock.
     Upon issuance, the series of mandatorily convertible preferred stock will contain terms entitling the holder to an annual dividend equal to 2%, payable quarterly. The preferred stock will contain mandatory conversion features, requiring the holder to convert at a price of $14.00 per share of common stock, if after three years following issuance, the common stock closing price is at least $20.00 for 10 consecutive business days. In addition, 30% of the then-outstanding preferred stock is required to convert into common stock five years from date of issuance and any remaining then-outstanding preferred stock is required to convert into common stock ten years from date of issuance, all at a $10.00 per share of common stock conversion price. The terms of such series of mandatorily convertible preferred stock will be as set forth in any such certificate of designation upon issuance of any such series of mandatorily convertible preferred stock.
     A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: June 23, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated June 22, 2009.